Continental Minerals
Further Revised Calculations Summary, Page 1

<u>Probability Weighted After Tax Net Present Value Analysis</u>

<u>Confidential Treatment Requested by Contintental Minerals Corporation Table 1</u>

Attachment	Column A NPV (USD)	Column B exchange rate	Column C NPV (Cdn$ equivalent)	Column D % acquired via merger	Column E Cdn$ NPV 40% equivalent	Column F Risk factor	Column G Cdn$ NPV 40% equivalent - risk adjusted	Column H % likelihood	Column I Cdn $NPV 40% equivalent - risk adjusted and probability weighted
Scenario 1	▮	1.1236	▮	40%	▮	12%	▮	24.750%	▮
Scenario 2	▮	1.1236	▮	40%	▮	12%	▮	24.750%	▮
Scenario 3	▮	1.1236	▮	40%	▮	12%	▮	24.750%	▮
Scenario 4	▮	1.1236	▮	40%	▮	12%	▮	24.750%	▮
Scenario 5	▮	1.1236	▮	40%	▮			1.000%	▮
Total									▮

Value assigned to Xietongmen Property - per pro forma financial statements
Value assigned to Surrounding Properties - per pro forma financial statements
Total value assigned to properties, per pro forma financial statements (excluding FIT) ▮

Index:

Scenario 1 — This set of assumptions uses $450/ounce of Gold; $7/ounce of Silver and $1.25/lb of copper

Scenario 2 — This set of assumptions is based upon market mineral prices as of June 30, 2006, namely
$613/ounce of Gold; $10.91/ounce of Silver and $3.46/lb of copper

Scenario 3 — This set of assumptions uses the historical 10 year averages of $348/ounce of Gold; $5.63/ounce of Silver and $1.04/lb of copper

Scenario 4 — This set of assumptions uses the forecasted mineral prices of $509/ounce of Gold; $9.7/ounce of Silver and $1.40/lb of copper

Scenario 5 — This assumes that the project will be abandoned before contruction of the mine commenced.

Note: — NPV calculations assume [**Confidential Treatment requested by Continental Minerals Corporation**] million tonnes will be mined *

Important Information for Readers

This information has been prepared, together with previous related information, for a limited specific purpose in connection with communicating certain internal Continental analyses to securities regulatory authorities. It is not intended to constitute a preliminary (economic) assessment of the Xietongmen Property or surrounding properties as contemplated by Canadian regulatory policy NI 43-101 which governs standards of disclosure for mineral projects for public companies in Canada. The analysis is not only prepared for a specific purpose but it is preliminary in nature and relies in part upon inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and hence there is no certainty that the estimated values and conclusions of this analysis will be realized in whole or in part.

Continental expects that it will in due course prepare one or more technical reports which are compliant with NI 43-101, one or more of which may contain a preliminary assessment as contemplated by policy NI 43-101. Such compliant reports may come to wholly different conclusions about the economics and value of the properties than those implied by this analysis. Accordingly, the analysis herein should not be relied upon by investors or others and is filed for securities regulatory purposes only.

Continental Minerals
Further Revised Calculations Summary, Page 2

Confidential Treatment Requested by Contintental Minerals Corporation Table 2

SFAS 144 Impairment Test Analysis
Probability Weighted Undiscounted Cashflows

	Column A	Column B	Column C	Column D
Attachment	**Undiscounted total cashflow (USD)**	**% likelihood**	**exchange rate**	**Total weighted average (Cdn$)**
Scenario 1	[redacted] *	24.750%	1.1236	[redacted] *
Scenario 2	[redacted] *	24.750%	1.1236	[redacted] *
Scenario 3	[redacted] *	24.750%	1.1236	[redacted] *
Scenario 4	[redacted] *	24.750%	1.1236	[redacted] *
Scenario 5	[redacted] *	1.000%	1.1236	[redacted] *
		Total probability weighted undiscounted cashflow		[redacted] *

Index:

Scenario 1	This set of assumptions uses $450/ounce of Gold; $7/ounce of Silver and $1.25/lb of copper
Scenario 2	This set of assumptions is based upon market mineral prices as of June 30, 2006, namely $613/ounce of Gold; $10.91/ounce of Silver and $3.46/lb of copper
Scenario 3	This set of assumptions uses the historical 10 year averages of $348/ounce of Gold; $5.63/ounce of Silver and $1.04/lb of copper
Scenario 4	This set of assumptions uses the forecasted mineral prices of $509/ounce of Gold; $9.7/ounce of Silver and $1.40/lb of copper
Scenario 5	This assumes that the project will be abandoned before contruction of the mine commenced.
Note:	NPV calculations assume **[Confidential Treatment requested by Continental Minerals Corporation]** million tonnes will be mined *

Important Information for Readers

This information has been prepared, together with previous related information, for a limited specific purpose in connection with communicating certain internal Continental analyses to securities regulatory authorities. It is not intended to constitute a preliminary (economic) assessment of the Xietongmen Property or surrounding properties as contemplated by Canadian regulatory policy NI 43-101 which governs standards of disclosure for mineral projects for public companies in Canada. The analysis is not only prepared for a specific purpose but it is preliminary in nature and relies in part upon inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and hence there is no certainty that the estimated values and conclusions of this analysis will be realized in whole or in part.

Continental expects that it will in due course prepare one or more technical reports which are compliant with NI 43-101, one or more of which may contain a preliminary assessment as contemplated by policy NI 43-101. Such compliant reports may come to wholly different conclusions about the economics and value of the properties than those implied bythis analysis. Accordingly, the analysis herein should not be relied upon by investors or others and is filed for securities regulatory purposes only.

Metals markets: tightly stretched



Barclays Capital Commodities Research

October 2006

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The outlook: upside price risk exists even in a slower growth environment

- Metals markets have proved immune to the growth concerns that have impacted negatively on prices in other commodity markets recently. Extremely tight fundamentals have supported prices and as pessimism on growth eases, the prospect is for metals prices to move higher once again.

- Underlying demand conditions in most markets remains good with strong demand from metals using sectors such as the steel industry, commercial construction and infrastructure building.

- In general, mine supply continues to underperform relative to expectations. Raw materials markets for metals remain tight, with some exceptions, notably in the alumina market, which has weakened significantly of late.

- Inventory levels are low and still falling, so the markets are extremely vulnerable to supply disruptions or stronger-than-expected demand. Copper in particular could be subject to further supply losses with a number of labour negotiations scheduled for the fourth quarter.

- In terms of short-term upside price potential over the next 3-9 months we favour the copper, nickel and zinc markets.

- Further ahead, nickel supply constraints appear extremely tight, whilst sharply rising power costs and a slowdown in the rate of Chinese production growth suggest the aluminium market also faces supply constraints further down the line.

- A move up in long-term metals demand growth rates, plus rising costs of production means that consumers will have to get used to long-term average prices for most industrial metals that will be a lot higher than in the past.

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CAPITAL

Consensus forecasts of long-term metals prices are moving up

Consensus forecasts for long-term metals prices (defined as a price that should be used for long-term mine-project evaluation) are inherently conservative but have moved up significantly over the past three years with the largest increases in platinum, silver & copper prices. Long-term projections for aluminium and tin prices have moved up much less.

	Historical 10-Year Avge.	Consensus Forecasts Current	Consensus Forecasts 2003	Change from 2003 Forecast
Platinum ($/oz)	589	906	450	101%
Silver ($/oz)	5.63	9.7	4.9	98%
Copper ($/t)	2291	3086	1874	65%
Gold ($/oz)	348	509	320	59%
Nickel ($/t)	8915	9920	6614	50%
Zinc ($/t)	1133	1323	1058	25%
Lead ($/t)	643	639	530	21%
Aluminium ($/t)	1570	1807	1500	20%
Tin ($/t)	5853	6084	5246	16%
Palladium ($/oz)	322	307	300	2%

Source: PricewaterhouseCoopers' quarterly survey of analysts

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Annual average price forecasts

		2002	2003	2004	2005	2006E	2007E	2008E
Base Metals								
Aluminium	US$/t	1,350	1,431	1,716	1,900	2,563	2,738	2,569
	Usc/lb	61.2	64.9	77.8	86.2	116.2	124.2	116.5
Copper	US$/t	1,558	1,778	2,865	3,682	6,960	7,725	6,425
	Usc/lb	70.7	80.7	129.9	167.0	315.7	350.4	291.4
Lead	US$/t	453	515	886	977	1,237	1,455	1,244
	Usc/lb	20.5	23.4	40.2	44.3	56.1	66.0	56.4
Nickel	US$/t	6,763	9,637	13,846	14,750	23,874	30,375	25,188
	Usc/lb	306.8	437.1	628.0	669.0	1,082.9	1,377.8	1,142.5
Tin	US$/t	4,057	4,894	8,484	7,375	8,374	8,800	8,100
	Usc/lb	184.0	222.0	384.8	334.5	379.8	399.2	367.4
Zinc	US$/t	778	828	1,049	1,383	3,076	3,125	2,425
	Usc/lb	35.3	37.5	47.6	62.7	139.5	141.7	110.0
Base Metal Index^		63.9	74.7	107.1	121.7	198.3	223.6	191.3
Precious Metals								
Gold	US$/oz	310	364	410	445	606	600	525
Platinum	US$/oz	539	692	844	896	1,158	1,183	1,105
Palladium	US$/oz	337	200	229	202	322	318	318
Energy								
WTI	US$/bbl	26.1	31.0	41.5	56.7	69.2	76.6	67.3
Brent	US$/bbl	25.0	28.5	38.0	55.1	68.6	75.3	66.2
US Natural Gas	US$/mmbtu	3.4	5.5	6.2	9.0	6.9	9.2	8.5

Source: Datastream, Barclays Capital. ^Economist Intelligence Unit weight

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Data Sources

Data, unless otherwise stated, from the following sources: Ecowin, Reuters, Bloomberg, MTN-I, CFTC, IEA, EIA, Platts, EMC, DOE, BP, OPEC Secratariat, CRU, Brook Hunt, GFMS, USDA.

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